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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                      ------------------------------------


                       ANGELES INCOME PROPERTIES, LTD. IV
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------








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         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 12, 1998, as amended by Amendment No. 1 filed with the Commission on August 13, 1998, Amendment No. 2 filed with the Commission on September 10, 1998, Amendment
No. 3 filed with the Commission on September 21, 1998 and Amendment No. 4 filed with the Commission on September 28, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. relate to the tender offer of the Purchaser to purchase up to 50,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. IV, at a purchase price of $75 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, October 16, 1998. On October 5, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 11,671 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(8) to this Amendment No. 5 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(8) Text of press release issued by the Purchaser on October 5, 1998.



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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 1998


                                              COOPER RIVER PROPERTIES, L.L.C.


                                              By:    /s/ JEFFREY P. COHEN
                                                  -----------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner


                                              By:    /s/ JEFFREY P. COHEN
                                                  -----------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                  -----------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:    /s/ FRANK M. GARRISON
                                                  -----------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director




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                                 EXHIBIT INDEX



EXHIBIT NO.                    DESCRIPTION
-----------                    -----------
  (a)(8)      Text of press release issued by the Purchaser on October 5, 1998.










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